October 7, 2011

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attn: Jeffrey Riedler

Re:

Wellness Center USA, Inc.

Amended Registration Statement on Form S-1

Filed July 6, 2011

File No. 333-173216

Dear Mr. Riedler,

Set forth below are Wellness Center USA, Inc.’s (the “Company” or “Wellness Center”) responses to the comments received from the staff (“Staff”) of the Securities and Exchange Commission (the “Commission”) in a letter dated October 3, 2011. We have reproduced the Staff’s comments in bold type for your convenience and have followed the comment with the Company’s response. References in this letter to “we”, “our”, or “us” mean the Company or its advisers, as the context may require.

FORM S-1

Our Business, page 5

1.

We note the statement "these five products are being configured specifically for marketing by aminofactory.com and are not readily available to our competitors or other clients of Protein Factory under our custom packaging."  Please expand the discussion in this section and the similar presentation on page 24 to explain how the products you obtain from Protein Factory are specifically "customized" to distinguish the products from the products sold by Protein Factory's affiliates who may sell through Protein Factory's website and why your five products are not readily available to your competitors or other clients of Protein Factory.  In this regard, we note your packaging appears similar to that of Protein Factory except for the printing on the package, several of the products you are offering are apparently manufactured by Ajinomoto and, accordingly, generally available, and your "products" are also offered by "Protein Factory."

Response:

Discussion has been revised to clarify that the products we obtain from Protein Factory can also be sold by Protein Factory and other competitors. Presentation has been revised accordingly on page 24.

Dilution, page 16

2.

The first line of the discussion refers to a prospectus supplement instead of the prospectus.  Please advise or revise.

Response:

Word “supplement” has been removed from discussion.

Selling Security Holders. page 17

3.

We note the information is presented as of June 30, 2011. Please update the information to the most recent date practicable.

Response:

Information has been updated to present date. Selling Security Holders remain unchanged.

Total Addressable Market (According to Frost & Sullivan-June 2011 report), page 27 Exhibit 99.6

4.

Please file an unaltered copy of the report as an exhibit.  In addition, please tell us why the report excerpts you filed appeared to "xxx" out the numerical data contained in the original report.  We may have additional comments.

Response:

The 9 page Frost and Sullivan report excerpt which was included as an exhibit in our previous filing - was not altered by us. The excerpt (incl. “xxx” out data) was filed in its true and original form; as obtained in a pre-purchase version from the publisher. Unfortunately, the Amino acid piece included in “The U.S. Sports and Fitness Nutritional Market” publication represented only one chapter of a multi-chapter report and did not warrant paying the prohibitive $6.5K purchase price. Further, the desirable chapter on Amino acids which is relevant to our business cannot be purchased as stand-alone.  Fortunately, the data of interest and relevance to our sector was available in the chart on page 91 (last page) of the pre-purchase excerpt.  This particular chart appearing in the excerpt contains unaltered data, as provided by the publisher.  In this regard, this specific chart with its respective data is being utilized in our prospectus.

We understand the confusion an incomplete report may cause to our filing’s readers and have therefore eliminated the exhibit entirely. Instead, we are providing a copy of the report (attached herein: F&S Excerpt), as support material for the information presented in our S-1 document.

Our Products, page 28”

5.

We note your response to comment 15.  Please provide supplemental support for the following statements or delete the statements from the prospectus:

•

"Ajinomoto was one of the first to make pharmaceutical-grade amino acids; they literally invented the process";

•

"Ajinomoto has developed a breakthrough-formula....;" and

•

This is a terrific product for runners, body builders...."

Response:

Statements removed or revised accordingly.

Plan of Operation. page 34

6.

We note your response to comment 5. Please confirm that you will file the executed letter of understanding as an exhibit if the agreement is executed prior to effectiveness of the registration statement.

Response:

Exhibit has been replaced with an executed Letter of Understanding and discussion has been revised in the prospectus to remove reference to the “verbal” Value Added Distributorship.

We hope that the information contained in this letter, together with the amended S-1, satisfactorily address the comments of the Staff. Feel free to contact us with any questions you may have by telephone at (847) 925-1885 or by fax at (847) 925-1859 or email: akwcuak@gmail.com.

Sincerely,

/s/ Andrew J. Kandalepas

Andrew J. Kandalepas